UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

AutoWeb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05335B100

(CUSIP Number)

Daniel M. Negari

2121 E. Tropicana Avenue, Suite 2

Las Vegas, Nevada 89119

(702) 900-2999

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

The 1 8 999 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		918,024*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

918,024*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

918,024*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*
14	TYPE OF REPORTING PERSON

OO

* Includes 30,000 Shares (as defined below) underlying certain call options.

2

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		48
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		918,024*
PERSON WITH	9	SOLE DISPOSITIVE POWER

48
	10	SHARED DISPOSITIVE POWER

918,024*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

918,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 30,000 Shares underlying certain call options.

3

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

The Insight Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,758
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

Michael R. Ambrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,758
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 05335B100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of AutoWeb, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612.

Item 2.	Identity and Background.

(a)       This statement is filed by The 1 8 999 Trust, a trust organized under the laws of Nevada (the “18999 Trust”), Daniel M. Negari, The Insight Trust, a trust organized under the laws of Nevada (the “Insight Trust”) and Michael R. Ambrose. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 2121 E. Tropicana Avenue, Suite 2, Las Vegas, Nevada 89119.

(c)       The principal business of the 18999 Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal occupation of Mr. Negari is serving as the Chief Executive Officer of XYZ.COM LLC (“XYZ”) and as the trustee of the 18999 Trust. The principal business of the Insight Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal occupation of Mr. Ambrose is serving as the Chief Operating Officer of XYZ and as the trustee of the Insight Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Negari and Ambrose are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer directly owned by the 18999 Trust and the Insight Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 888,024 Shares directly owned by the 18999 Trust is approximately $2,805,849, including brokerage commissions. The aggregate purchase price of the call options exercisable into 30,000 Shares directly owned by the 18999 Trust is approximately $52,146, including brokerage commissions. The aggregate purchase price of the 122,758 Shares directly owned by the Insight Trust is approximately $332,745, including brokerage commissions.

6

CUSIP NO. 05335B100

The Shares directly owned by Mr. Negari were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 48 Shares directly owned by Mr. Negari is approximately $195, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on such terms and at such times as the Reporting Persons may deem advisable.

On November 30, 2018, the Reporting Persons entered into a Tax Benefit Preservation Plan Exemption Agreement (the “Exemption Agreement”) with the Issuer pursuant to which the Reporting Persons received an exemption to the Issuer’s Tax Benefit Preservation Plan, dated May 26, 2010, as amended on April 14, 2014 and April 13, 2017 (the “Plan”), which generally prohibits stockholders from acquiring 4.90% or more of the Issuer’s outstanding Shares. Pursuant to the Exemption Agreement, the Reporting Persons are permitted to acquire aggregate beneficial ownership of up to 15.00% of the outstanding Shares.

Pursuant to the Exemption Agreement, for so long as the Exemption Agreement remains in effect, at each meeting of stockholders, the Reporting Persons agreed to cause any and all of the portion of Shares owned by the Reporting Persons which equals or exceeds 4.90% of the Shares then outstanding (“Exemption Shares”) to be counted as present thereat for purposes of establishing a quorum and to vote such Exemption Shares the same proportion (for or against) as the Shares actually voted for or against such matters by the stockholders of the Issuer (other than the Reporting Persons). The Reporting Persons also granted representatives of the Issuer irrevocable proxies to vote the Exemption Shares in accordance with the foregoing sentence. The Reporting Persons also agreed to certain restrictions such as not nominating any person to the Issuer’s Board of Directors (the “Board”) or otherwise acting, alone or in concert with others, to seek to control or influence the management, Board or policies of the Issuer; provided that the Reporting Persona may seek privately with the Board or the Issuer’s Chief Executive Officer to influence the decisions made by the existing management.

The Exemption Agreement will terminate upon the earliest to occur of (i) the written consent of the parties thereto, (ii) the termination of the Plan, unless a substitute or successor tax benefit preservation or other stockholder rights plan is implemented, or (iii) the Reporting Persons’ collective beneficial ownership falling below 4.90% of the outstanding Shares. The foregoing description of the Exemption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exemption Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional private communications with management and the Board in accordance with the terms of the Exemption Agreement. The Reporting Persons may purchase additional Shares, sell some or all of their Shares, engage in short selling of or hedge or similar transaction with respect to the Shares, or change their intention with respect to any and all matters referred to in Item 4.

7

CUSIP NO. 05335B100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,948,950 Shares outstanding as of November 5, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2018.

(a)                As of the close of business on the date hereof, the 18999 Trust directly beneficially owned 918,024 Shares, including 30,000 Shares underlying certain call options, constituting approximately 7.1% of the outstanding Shares.

As of the close of business on the date hereof, Mr. Negari directly owned 48 Shares, constituting less than 1% of the outstanding Shares. Mr. Negari, as trustee of the 18999 Trust, may be deemed to beneficially own the 918,024 Shares beneficially owned by the 18999 Trust, which, together with the 48 Shares he directly owns, constitutes approximately 7.1% of the Shares outstanding.

As of the close of business on the date hereof, the Insight Trust directly owned 122,758 Shares, constituting less than 1% of the outstanding Shares. Mr. Ambrose, as trustee of the Insight Trust, may be deemed to beneficially own the 122,758 Shares beneficially owned by the Insight Trust, constituting less than 1% of the outstanding Shares.

An aggregate of 1,040,830 Shares, constituting approximately 8.0% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)               Each of the 18999 Trust and Mr. Negari share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the 18999 Trust.

Mr. Negari has the sole power to vote and dispose of the Shares directly owned by him.

Each of the Insight Trust and Mr. Ambrose share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the Insight Trust.

(c)                Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                Not applicable.

8

CUSIP NO. 05335B100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30, 2018, the Reporting Persons and the Issuer entered into the Exemption Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

The 18999 Trust has purchased in the over-the-counter market American-style call options referencing an aggregate of 30,000 Shares, which have an exercise price of $2.50 per Share and expire on January 18, 2019.

On December 14, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Tax Benefit Preservation Plan Exemption Agreement, November 30, 2018.
99.2	Joint Filing Agreement, dated December 14, 2018.

9

CUSIP NO. 05335B100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018

The 1 8 999 Trust

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Trustee

/s/ Daniel M. Negari
Daniel M. Negari

The Insight Trust

By:	/s/ Michael R. Ambrose
	Name:	Michael R. Ambrose
	Title:	Trustee

/s/ Michael R. Ambrose
Michael R. Ambrose

10

CUSIP NO. 05335B100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

the 1 8 999 trust

Purchase of Common Stock	42,900	2.5000	10/19/2018
Purchase of Common Stock	30,000	2.0000	12/04/2018
Purchase of Common Stock	30,000	2.0000	12/04/2018
Purchase of Common Stock	25,000	2.0000	12/04/2018
Purchase of Common Stock	30,000	2.0000	12/04/2018
Purchase of Common Stock	21,825	2.0000	12/04/2018
Purchase of Common Stock	29,858	2.0000	12/04/2018
Purchase of Common Stock	30,000	2.0000	12/04/2018
Purchase of Common Stock	30,000	2.0000	12/06/2018
Purchase of Common Stock	30,000	2.0000	12/06/2018
Purchase of Common Stock	8,175	2.0000	12/06/2018
Purchase of Common Stock	142	2.0000	12/06/2018
Purchase of Common Stock	19,600	2.0000	12/06/2018
Purchase of Common Stock	27,400	2.0000	12/06/2018
Purchase of Common Stock	10,400	2.0000	12/07/2018
Purchase of Common Stock	2,600	2.0000	12/07/2018

michael r. ambrose

Purchase of Common Stock	10,908	1.9900	12/06/2018
Purchase of Common Stock	10,000	2.2900	12/12/2018
Purchase of Common Stock	30,000	2.2800	12/12/2018
Purchase of Common Stock	10,000	2.1200	12/12/2018
Purchase of Common Stock	10,000	2.2000	12/12/2018
Purchase of Common Stock	153	2.1600	12/12/2018
Purchase of Common Stock	382	2.2000	12/12/2018
Purchase of Common Stock	3,200	2.2900	12/12/2018
Purchase of Common Stock	317	2.1400	12/12/2018
Purchase of Common Stock	900	2.3300	12/13/2018
Purchase of Common Stock	600	2.3300	12/13/2018
Purchase of Common Stock	500	2.3300	12/13/2018
Purchase of Common Stock	900	2.3300	12/13/2018
Purchase of Common Stock	600	2.3300	12/13/2018
Purchase of Common Stock	5,000	2.3300	12/13/2018
Purchase of Common Stock	800	2.3300	12/13/2018
Purchase of Common Stock	600	2.3300	12/13/2018
Purchase of Common Stock	1,800	2.3400	12/13/2018
Purchase of Common Stock	1,000	2.3400	12/13/2018
Purchase of Common Stock	500	2.3400	12/13/2018
Purchase of Common Stock	2,000	2.3000	12/13/2018
Purchase of Common Stock	1,000	2.3400	12/13/2018
Purchase of Common Stock	900	2.3400	12/13/2018
Purchase of Common Stock	900	2.3400	12/13/2018
Purchase of Common Stock	900	2.3400	12/13/2018